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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

PYR Energy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

693677106

(CUSIP Number)

Ellyn Roberts

Shartsis, Friese & Ginsburg LLP

One Maritime Plaza, 18th Floor

San Francisco, CA 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Eastbourne Capital Management, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) __AF__

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 8,249,385
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,249,385

11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,249,385

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 29.1%

14. Type of Reporting Person (See Instructions) IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Richard Jon Barry

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) __AF__

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 8,249,385
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,249,385

11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,249,385

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 29.1%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Black Bear Offshore Master Fund Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) __X__

3. SEC Use Only

4. Source of Funds (See Instructions) __WC__

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,269,327
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,269,327

11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,269,327

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 18.6%

14. Type of Reporting Person (See Instructions) CO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Black Bear Fund I, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) __X__

3. SEC Use Only

4. Source of Funds (See Instructions) __WC__

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,693,079
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,693,079

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,693,079

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.5%

14. Type of Reporting Person (See Instructions) PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of PYR Energy Corporation (the "Issuer"). The principal executive office of the Issuer is located at 1675 Broadway, Suite 2450, Denver, CO 80202.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Eastbourne Capital Management, L.L.C. ("Eastbourne"), Richard Jon Barry, Black Bear Offshore Master Fund Limited (the "Offshore Fund") and Black Bear Fund I, L.P. (the "Fund", and collectively, the "Filers"). The Offshore Fund and the Fund are filing jointly with the other Filers, but not as members of a group, and they expressly disclaim membership in a group.

(b) The business address of Eastbourne, Mr. Barry and the Fund is 1101 Fifth Avenue, Suite 160, San Rafael, CA 94901. The address of the Offshore Fund is c/o CITCO Fund Services (Cayman Islands) Limited, Corporate Centre, West Bay Road, P.O. Box 31106-SMB, Grand Cayman, Cayman Islands.

(c) Eastbourne is a registered investment adviser and is the general partner or manager of investment limited partnerships and limited liability companies, including the Fund. Eastbourne also is the investment adviser to those partnerships and companies and to other accounts, including the Fund and the Offshore Fund. Mr. Barry is the controlling owner of Eastbourne.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Please see the cover page for each Filer for the citizenship of that Filer.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Eastbourne	Funds under management	$ 24,766,663 (1) and (2)
The Fund	Working capital	$ 8,559,031 (2)
The Offshore Fund	Working capital	$ 15,374,435 (2)

(1) Includes the funds of the Fund and the Offshore Fund under Eastbournes management.

(2) Includes the purchase price of Stock purchased in open market transactions and Convertible Notes (the "Notes") in the principal amount of $6,000,000 purchased by the Filers from the Issuer on May 24, 2002. The Notes are convertible into 4,615,385 shares of Stock at a conversion price of $1.30 per share.

Item 4. Purpose of Transaction

Although none of the Filers has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of Eastbournes advisory clients for the purpose of investment, as the holders of the Notes, the Filers have the right to designate two individuals to serve as directors on the Issuers board of directors. The Filers have designated Eric M. Sippel, Eastbournes Chief Operating Officer, and Borden Putnam, an analyst employed by Eastbourne, to serve in that capacity. In their capacities as directors, Mr. Sippel and Mr. Putnam may consider, discuss or vote on any of the transactions or events described in Item 4 of Schedule 13D. Eastbourne may decide to purchase at any time or times on behalf of its advisory clients additional shares of Stock or other securities of the Issuer. Eastbourne may at any time cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner. Eastbournes advisory clients reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they or Eastbourne consider to be in the interests of such clients. Other than as described herein, none of the Filers has any present plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filers cover page.

The Filers effected the following transactions in the Stock on the dates indicated in the table below, and such transactions are the only transactions in the Stock by the Filers since March 22, 2002. The transactions listed below that took place on March 27, 2002 were open market transactions. The transactions that took place on May 24, 2002 were in a private placement by the Issuer.

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
Eastbourne	Purchase	03/27/02	12,500	$2.04
	Purchase	05/24/02	4,615,385	(1) (2)
The Fund	Purchase	03/27/02	4,400	$2.04
	Purchase	05/24/02	1,502,769	(2)
The Offshore Fund	Purchase	03/27/02	7,600	$2.04
	Purchase	05/24/02	2,952,308	(2)

(1) Includes the Stock held by the Fund and the Offshore Fund.

(2) The Notes are convertible into 4,615,385 shares of Stock at a conversion price of $1.30 per share. The number of shares listed in the table above represent the number of shares of Stock into which the Notes are convertible.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Eastbourne is the general partner of the Fund and another investment limited liability company pursuant to agreements of limited partnership or limited liability company agreements between Eastbourne and the Fund and that company, respectively. Eastbourne is the investment adviser to the Offshore Fund and other accounts pursuant to investment management agreements between Eastbourne and the Offshore Fund and each of those other accounts. Those agreements provide to Eastbourne the authority, among other things, to invest the funds of the Fund, the Offshore Fund and other clients in the Stock, to vote and dispose of Stock and to file this statement on behalf of the Fund, the Offshore Fund and those other clients. Pursuant to those agreements of limited partnership, limited liability company agreements and investment management agreements, Eastbourne is entitled to allocations and fees based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2002

Eastbourne Capital Management, L.L.C. By: Eric M. Sippel Chief Operating Officer	Black Bear Offshore Master Fund Limited By: Eastbourne Capital Management, L.L.C. Attorney-in-fact By: Eric M. Sippel Chief Operating Officer
Richard J. Barry	Black Bear Fund I, L.P. By: Eastbourne Capital Management, L.L.C. General Partner By: Eric M. Sippel Chief Operating Officer

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of PYR Energy Corporation or any other issuer. For that purpose, the undersigned hereby constitute and appoint Eastbourne Capital Management, L.L.C., a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: June 3, 2002

Eastbourne Capital Management, L.L.C. By: Eric M. Sippel Chief Operating Officer	Black Bear Offshore Master Fund Limited By: Eastbourne Capital Management, L.L.C. Attorney-in-fact By: Eric M. Sippel Chief Operating Officer
Richard J. Barry	Black Bear Fund I, L.P. By: Eastbourne Capital Management, L.L.C. General Partner By: Eric M. Sippel Chief Operating Officer